BB 3/9

[redacted]

13011277

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
[redacted]
PART III

SEC FILE NUMBER
8-26260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Amarico Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Limekiln RD
(No. and Street)

West Redding (City) CT (State) 06896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gargan, James M CPA
(Name – *if individual, state last, first, middle name*)

246 Federal RD C-24 (Address) Brookfield (City) CT (State) 06804 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/15

OATH OR AFFIRMATION

I, Michael Amari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Amarico Inc, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me, a Notary Public, in and for the County of Fairfield and State of Connecticut this 25 day of February 2013
Sylvia Duff
Notary Public
My Commission Expires June 30, 2015

Sylvia Duff
Notary Public

Michael Amari
Signature

President Feb 25/2013
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES M. GARGAN, C.P.A.

246 Federal Road, Suite C-24
Brookfield, CT 06804
(203) 740-9699

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc. as of December 31, 2012 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2012, and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

James M. Gargan CPA

Brookfield, Connecticut
February 18, 2013

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2012

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$ 52,972	
Accounts Receivable	5,698	
Securities Owned at Market Value (Cost $28,957)	20,885	
Prepaid Expenses & Deposits	557	
Total Current Assets		$80,112
Fixed Assets		
Automobiles	40,533	
Furniture, Fixtures & Office Equip.	35,604	
Total	$76,137	
Less: Accumulated Depreciation	71,463	
Net Fixed Assets		$ 4,674
Other Assets		
Cash Surrender Value Life Insurance		68,723
Total Assets		$153,509

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$ 501
Shareholder Loan	19,471
Total Liabilities	19,972
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	83,537
Total Stockholders' Equity (Exhibit D)	$133,537
Total Liabilities and Stockholders' Equity	$153,509

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2012

Schedule A-1

Accounts Payable		0
Accrued Payroll Taxes		118
Accrued Income Taxes		383
	Total	$ 501

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2012

Exhibit B

Revenue		
Commissions etc.	$ 88,326	
Profits (Loss) on Firm Trading Accounts	12,297	
Unrealized Gain (Loss) on Securities Held	(4,919)	
Interest and Dividends	1,781	
Total Revenue		$ 97,485
Expenses		
Officer's Salary	$ 1,424	
Salary Expense	9,584	
Clearing Broker	46,971	
Payroll Taxes & Employee Benefits (Note 3)	21,134	
Telephone	2,229	
Insurance	1,482	
Membership Dues & Subscriptions	1,535	
Auto Expense	750	
Office Supplies & Expense	171	
Utilities & Other Occupancy	3,265	
Material & Repair Expense	215	
Professional Fee	5,801	
NASD & Other Regulatory Expenses	1,258	
Quote Expense	1,992	
Interest Expense	71	
General & Miscellaneous Expenses	380	
Total Expenses		$ 98,262
Profit (Loss) Before Depreciation and Taxes		(777)
Less: Depreciation (Note 5)		369
Income (Loss) Before Taxes		$(1,146)
Changes in Income Taxes (Note 6)		421
Net Income (Loss)		$ (1,567)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2012

Exhibit C

Balance - Beginning of Year	$82,610	
Deduct: Net Loss Per Exhibit B	(1,567)	
Cash Surrender Value Life Insurance	2,494	
Balance - End of Year		$83,537

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$132,610	
Deduct: Net Loss Per Exhibit B	(1,567)	
Cash Surrender Value of Life Insurance	2,494	
Balance - End of Year		$133,537

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2012

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ (1,567)	
Depreciation	369	
Cash (Uses) of Cash from Operating Activities		$ (1,198)
Changes in Assets and Liabilities		
Accounts Receivable	(2,379)	
Accrued Expenses and Taxes	(590)	
Shareholder's Loan	3,577	
Purchase of Fixed Asset	(573)	
Net (Uses) of Cash from Operating Activities		$ 35
Cash Flow From Investing and Financing Activities		
Sale of Marketable Securities (Net)		654
Net (User) of Cash from Investing and Financing		$ 654
Net (Decrease) in Cash		(509)
Cash Beginning of Year		53,481
Cash End of Year		$ 52,972
Cash Paid During the Year for Income Taxes		$ 421
Cash Paid During the Year for Interest		$ 71

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Capital
As of December 31, 2012

		Schedule 1
Total Stockholder's Equity Per Exhibit A		$133,537
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$ 557	
Net Fixed Assets	4,674	$ 5,231
Net Capital Before Haircuts on Securities Position		$128,306
Less: Haircuts on Securities Position		
		$ 3,133
Net Capital		$125,173

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2012

Schedule 1-a

Aggregate Indebtedness Liabilities		
Accrued Income Taxes	$	383
Accounts Payable		0
Accrued Payroll Taxes		118
Total	$	501
Percentage of Aggregate Indebtedness to Net Capital		.004 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2012

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though Pension Financial Services, Inc. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2012

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$125,474
Net Capital Per Schedule 1	125,173
Difference Decrease	$ (301)
The Above difference is Reconciled as Follows-	
Increase in Payroll Taxes	(118)
Increase in Net Fixed Assets	(131)
Decrease in Depreciation	131
Increase in State Income Tax	(183)
Total Difference	$ (301)

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2012

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, CT. All customer transactions are fully disclosed through Apex Clearing Corporation. The agreement with (Apex) is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at Apex.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

Contribution to the M. Amarico Pension Plan was $835 due to the decline of assets for the period ending January 31, 2012. The calculation to determine the asset valuation of the plan was for the period ended December 31, 2011. The remaining pension provision on Amarico's books reflects an accrual of possible contribution for 2012 since actuarial reports are not finalized as of this audit date.

Note 4 - Insurance

The corporation has secured a Stockholders' Fidelity Bond Insurance Policy from National Union Fire Insurance Co. for the term of one year commencing April 5, 2012 through April 5, 2013. The policy has a limit of $25,000 and is subject to a loss deductible clause of $5,000 per loss. The premium applicable to the year 2012 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in Insurance Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $369 for depreciation on equipment and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consist of the following:

Current		
	Federal	$ 22
	State & Local	399
		$ 421
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2011 since the amount was immaterial and results reflect a net loss to operations.

Note 7 - Net Income (Loss)

The Loss of $1,567 is arrived at after including net unrealized profit and losses from securities. Unrealized Loss on securities was $4,919. The salaries, paid to non officers, for 2012 were $9,584.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

The accompanying notes to financial statements are an integral part of this report.

5

JAMES M. GARGAN, C.P.A.

246 Federal Road, Suite C-24
Brookfield, CT 06804
(203) 740-9699

To The Board of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2012, and have issued my report thereon dated February 18, 2013. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that all transactions were cleared through Apex Clearing Corporation and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the period ended December 31, 2012, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to bc material.

Further, my scope of the audit consisted of a review of the accounting system and internal control to provide reasonable assurance that there were no material inadequacies found, except as I mentioned above regarding, the segregation of duties. As of this audit date there appears to be no material inadequacies as set forth.

Brookfield, Connecticut
February 18, 2013

James M. Gargan, CPA